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November 12, 2009
VIA EDGAR AND FACSIMILE
Mr. Russell Mancuso
Mr. Ruairi Regan
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
HeartWare International, Inc.: Registration Statement on Form S-3
filed August 18, 2009, File No. 333-161417
Dear Mr. Mancuso and Mr. Regan:
On behalf of our client, HeartWare International, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated November 9, 2009 (the “Comment Letter”) from the staff (the “Staff”) concerning the above-captioned Registration Statement on Form S-3 (the “Registration Statement”).
We submit this letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in the Comment Letter in bold-face type below, followed by the Company’s response.
Selling Stockholders, page 4
1. Refer to footnote 8 added in response to prior comments 1 and 2. Please tell us the authority on which you rely to omit the information regarding the individual selling stockholders. For example, it is unclear why you believe an assumption regarding the aggregate holdings of the unnamed selling stockholders is consistent with Regulation S-K Compliance and Disclosure Interpretation 240.01. It is also unclear whether you are appropriately relying on Rule 430B given the eligibility requirements in Rule 430B(b) and 403B(b)(2)(ii).
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

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Response: The Company believes that it may rely on Rule 430B(b)(2) to omit the information regarding the individual selling stockholder(s) referred to in footnote 8 because all conditions specified in Rule 430B(b)(2) have been met. Specifically,
(i) the offering of all the shares of common stock that is being registered was completed;
(ii) the shares of common stock being registered on behalf of the selling stockholders referred to in footnote 8 were issued and outstanding prior to the filing of the Registration Statement (such shares were issued on August 17, 2009, the closing date of the private placement transactions, and the Registration Statement was filed on August 18, 2009);
(iii) the Registration Statement refers to the unnamed selling stockholders in a generic manner and identifies the initial transaction in which the securities were sold; and
(iv) during the past three years, the Company was not a blank check company, a shell company or an issuer in an offering of penny stock.
As further discussed below in response to Comment 2, the Company was informed that one selling stockholder sold some of his shares on the Australian Securities Exchange. The Company does not know the identity of the current holder or holders of those shares and, therefore, does not have access to the information regarding beneficial ownership of the selling stockholders referred to in footnote 8. For purposes of the Selling Stockholder table, the Company has assumed that the selling stockholders referred to in footnote 8 beneficially owned less than 1% of the Company’s aggregate outstanding common stock prior to any offering by the prospectus.
2. Please expand your response to prior comment 2 to demonstrate that the resale transaction was eligible for an exemption from registration under the Securities Act.
Response: As previously discussed, one selling stockholder sold shares on the Australian Securities Exchange (“ASX”). The stockholder had acquired those shares in the offering conducted by the Company in Australia in compliance with Regulation S. The ASX is the primary exchange on which the Company shares trade in the form of CHESS Depository Interests (“CDIs”). The shares that the stockholder sold are held in the form of CDIs. Each CDI represents one thirty-fifth of a share of the Company’s common stock. The CDIs of the Company and its predecessors have traded on the ASX since January 31, 2005. The Company was informed that the sale by the selling stockholder was made pursuant to the resale safe harbor in Rule 904 of Regulation S. Specifically, the Company was informed that (i) the sale was made in an offshore transaction and (ii) no directed selling efforts were made in the United States by the seller, an affiliate, or any person acting on their behalf. The transaction was

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executed through the facilities of ASX, which is a designated offshore securities market, and neither the seller nor any person acting on its behalf knew that the transaction had been pre-arranged with a buyer in the United States and the offer was not made to a person in the United States.
The Company believes that the filing of the Registration Statement in the United States to register the resale of the shares of common stock sold to investors in the private placements, did not constitute directed selling efforts precluding reliance on the resale safe harbor provided by Rule 904. Rule 902 defines directed selling efforts as “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on ... Regulation S.” The Company was required to file the Registration Statement pursuant to the terms of the purchase agreements and did not file the Registration Statement for the purpose of conditioning the market in the United States. The Registration Statement was filed after the private placement transactions were completed. The Company did not conduct any marketing efforts in the United States designated to induce the purchase of the securities that were sold on the ASX, and neither the Registration Statement nor the prospectus was distributed to persons in the United States or Australia. The Company did not attend promotional seminars, place advertisements or send printed materials to U.S. investors, which discussed the offering abroad. See SEC Release No. 33-6863 (April 24, 1990) (Adopting Release) [1989-1990 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,661, at 80,668.
The prospectus in the Registration Statement includes a legend stating that the selling stockholders may not sell the securities until the Registration Statement is effective. The legend also states that the prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. Moreover, according to the Adopting Release, “legitimate selling activities carried out in the United States in connection with an offering of securities registered under the Securities Act ... will not constitute directed selling efforts with respect to offers and sales made under Regulation S.” See Adopting Release at 80,670. Therefore, the Company believes that the filing of the Registration Statement did not constitute directed selling efforts that would condition the market in the United States for the sale of the shares that were sold in Australia through a trade on the ASX in reliance on the safe harbor provided by Rule 904.
* * * * *
The Company acknowledges that the Staff may have additional comments after reviewing this response letter. As instructed in the Comment Letter, the Company will make the requisite acknowledgements in a separate letter when it requests acceleration of the effective date. The Company has noted the Staff’s contact information and wishes to thank the Staff for its

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assistance and prompt review of this response letter. Please direct questions or comments regarding this letter to me at (212) 848-8830.
Yours sincerely,

/s/ Robert Evans III
Robert Evans III

cc:	David McIntyre HeartWare International, Inc.